Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis

Interim (unaudited) Consolidated Financial Statements for the

Three month period ended

March 31, 2005

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the three month periods ended March 31, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at April 28, 2005.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) are in the business of developing and marketing software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried on by Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.  Action operates as an internet host of card games and collects a fee (rake) as host and does not participate in the actual card games.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada.

Action hosts the Company’s Gaming Software to the general public.  Action is the owner and operator of the URLs www.tigergaming.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, www.pokerincanada.com and www.pokerincanada.net.

Action licenses the Company’s Gaming Software to several third party operators.  For a list of all licensees, please visit www.lvfh.com .  Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During the year ended December 31, 2004, Action launched www.zerorake.com.  However, for the time being, Action has decided not to market www.zerorake.com.

The Company is continually enhancing and upgrading the Company’s Gaming Software.  Furthermore, the Company is developing new games which will be added to the Company’s Gaming Software.

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000.  During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004.  As of March 8, 2005, the outstanding amount was fully paid.  The Company and Action have no further obligations whatsoever to Atlantis.

During the year, the Company was involved in a lawsuit for patent infringement.  Even though Management of the Company is of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement.  Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company has agreed to pay a series of royalty payments, not to exceed the sum of US$200,000, which are payable as follows:

(a)

Four equal instalments of US$25,000 until November 2, 2005, of which one instalment payment has already been made;

(b)

Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)

A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 has been reached.

Accordingly, US$200,000 (Cdn$240,400) has been accrued as settlement expense in the statement of operations for the year ended December 31, 2004 and US$175,000 (Cdn $210,350) has been accrued as settlement expense in the statement of operations and deficit for the three month period ended March 31, 2005.

The Company is presently not a party to any legal proceedings whatsoever.

On June 15, 2004, the Company entered into a Loan Agreement with International Interactive Ventures (“Interactive”) whereby Interactive lent the Company’s Antiguan subsidiary, Action, the amount of US$250,000 (the “Loan”).  The Loan is repayable together with bonus on a monthly basis commencing on July 30, 2004 and ending on July 30, 2006.  On March 15, 2005, the Company has repaid the Loan in full.  In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of 12 months.  Bonus payments totalling US$20,709 have been made up to October, 2004.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., (“APG”) a Cypriot Corporation.  The Company’s wholly owned Cypriot subsidiary, APG, has commenced its operations in Cyprus and currently employs 16 people and is expected to increase its work force to approximately 30 full-time staff during the second quarter of 2005.  Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant.  The Company caused to incorporate two Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are presently inactive.  The Company may, in the future, possibly use the two Panamanian subsidiaries as payment processors for the Company and its subsidiaries.

At the 2004 Annual General Meeting of the shareholders of the Company which was held on May 31, 2004, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and, adopted the Company’s 2004 Stock Option Plan whereby the Company may reserve up to 11,290,154 of the issued and outstanding common shares of the Company for the granting of stock options to directors, officers, employees and consultants.  The material terms of the 2004 Stock Option Plan, which has received the approval of the TSX Venture Exchange (“TSX”), are outlined in the Company’s Information Circular, dated April 12, 2004, and which has been filed on www.Sedar.com .

In addition to the Public Markets on which the Company’s shares are presently either quoted or listed for trading, and in order that the Company may have an enhanced profile, and increased status and credibility, Management of the Company is currently pursuing the possibilities of having the Company’s securities quoted for trading on AIM of the London Stock Exchange.

For the three month period ended March 31, 2004, the Company recorded revenue of $2,084,056 as compared to $276,676 for the same period in 2004, due to an increase in usage of the Company’s Gaming Software.  Interest income was $1,255 as compared to $103 during the same period in 2004, reflecting an increase in cash balances in the bank.  The gain before other items was $364,329 as compared to a loss of $458,379 for the same period in 2004 even though the total expenses of the Company increased to $1,720,982 reflecting an increase in the level of the Company’s activities as compared to $735,158 for the same period in 2004.  Items which contributed to an increase in operating expenses during the period ended March 31, 2005, were office expenses of $44,816 (2004:$35,185), consulting and professional fees of $90,127 (2004:$79,075), salaries and benefit expenses of $334,252 (2004:$308,999), advertising and promotion expenses of $746,969 (2004:$98,246), amortization of $65,336 (2004:$22,113), legal, accounting and audit fees of $33,749 (2004:$3,128), rent of $78,625 (2004:$57,099), travel, meals and entertainment expenses of $81,722 (2004:$53,005), transaction fees of $176,288 (2004:$15,965), telephone of $9,377 (2004:$6,768), Regulatory and transfer fees of $2,098 (2004:$1,977), and Donations of $10,000 (2004:$Nil).

In keeping with Management’s commitment to support worthwhile causes, the Company has made a donation of $10,000 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $5,000; and (2) the Zajac Ranch for Children as to $5,000, a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities.  The Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence.  On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

The weighted average gain per common share was $0.005 compared to a loss of $0.01 during the same period in 2004.  Total assets at March 31, 2005, were $3,891,292 (2004:$1,526,679). The Company has equipment leases with a present net minimum value of $38,399 expiring in 2007.  The current portion totals $19,904, a certain portion of which has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the three month period ended March 31, 2005, the Company had a net gain of $364,329; or $0.005 per share (weighted average), as compared to a net loss of $464,934; or $0.01 per share (weighted average), in the same period of 2004.

During the three month period ended March 31, 2005, the Company’s weighted average number of shares was 77,406,344 as compared to 55,689,799 for the same period in 2004.

For the three month period ended March 31, 2005, the Company had a working capital of $768,707 as compared to $61,004 in the same period of 2004.

First Quarter, (March 31, 2005)

During the three month [first quarter] period ended March 31, 2005, the Company had a net profit of $364,329; or $0.005 per share as compared to a net loss of $464,934 or $0.01 per share in the same three month [first quarter] period of 2004.  Total revenues have significantly increased to $2,085,311 (2004:$276,779) mainly due to a substantial increase in revenue generated from the Company’s Gaming Software in the amount of $2,084,056 (2004:$276,676).  Operating costs have increased to $1,720,982 as compared to $735,158 for the same period in 2004.  Costs relating to salaries and benefits, advertising and promotion, transaction fees, consulting and professional fees and regulatory and transfer fees contributed mainly to the increase in operating costs.

Risks related to our Business

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action, represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.  Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be adversely affected from power failures, internet failures, software failures and hackings.  The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, may have an adverse impact on the financial affairs of the Company.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2005:

For the Quarterly Periods ended	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Total Revenues	$2,085,311	1,073,518	350,688	282,979
Income (loss) before other items	364,329	(2,176,513)	(530,878)	(429,508)
Earnings (loss) per common share before other items	0.005	(0.03)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	0.00	(0.02)	(0.01)	(0.01)
Net income (loss) for the period	364,329	(3,461,006)	(558,394)	(862,178)
Basic net earnings (loss) per share	0.005	(0.05)	(0.01)	(0.02)
Diluted net earnings (loss) per share	0.00	(0.04)	(0.01)	(0.01)

For the Quarterly Periods ended	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Total Revenues	$276,779	261,122	186,722	841,991
Income (loss) before other items	(458,379)	(1,139,751)	(667,955)	311,970
Earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	0.01
Net income (loss) for the period	(464,934)	178,640	(578,491)	307,244
Basic net earnings (loss) per share	(0.01)	0.00	(0.01)	0.01
Diluted net earnings (loss) per share	(0.01)	0.00	(0.01)	0.01

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the fourth quarter of 2004, and the first quarter of 2005, the Company experienced meaningful increases in its revenues.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.  However, in order to meet its funding requirements for faster growth, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.

The Company has entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit, each unit consisting on one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share exercisable at a price of $0.25 for a period of 24 months.  A related party, Bronx Ventures Inc., [formerly Lucky 1 Enterprises Inc.] (“Bronx”), participated in this financing and purchased 1,250,000 units of the 5,000,000 units.  In the future, Bronx may either increase or decrease its investment in the Company.  The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units, which have a hold period expiring on May 8, 2005, have been issued by the Company.

During the first quarter, the Company received from a third party, a subscription for the securities of the Company in the amount of $450,000 which has not been accepted by the Company.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

During the three month period ended March 31, 2005, a total of 1,721,000 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $309,720.  No stock options were cancelled or had expired during the period.  A total of 1,085,000 stock options were granted at exercise prices ranging between $0.20 and $0.44 per common share.

During the three month period ended March 31, 2005, the Company has issued 2,500,000 share purchase warrants exercisable at $0.25 per common share and a total of 2,005,000 warrants were exercised at prices ranging between $0.10 and $0.25 per common share for total proceeds to the Company of $343,000.

At March 31, 2005, the Company had $776,251 in cash and term deposits as compared to ($20,717) at December 31, 2004.  The Company’s working capital at March 31, 2005, was $768,707 as compared to a working capital deficit of $619,640 at December 31, 2004; Marketable securities at March 31, 2005, were $383 as compared to $383 at December 31, 2004; Accounts receivable at March 31, 2005, was $1,499,287 as compared to $1,203,471 at December 31, 2004; Prepaids and security deposits at March 31, 2005, were $15,270 as compared to $102,899 at December 31, 2004; Due from related parties at March 31, 2005, was $498,164 as compared to $371,347 at December 31, 2004.

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

The Company entered into a licensing agreement on November 4, 2002, with Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx”), a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”).  In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002.  The Company has received from Bronx the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Bronx.  The Company is the operator of the three card games software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games software.  The Company’s 60% share of revenues generated from the three card games software was $ 438,560 for the twelve month period ended December 31, 2004 (2003: $151,425).  As at December 31, 2004, the Company has paid to Bronx $292,372 representing 40% of revenues generated from the three card games software (2003: $100,951).

The Company’s 60% share of revenues from the three card games software for the three month period ended March 31, 2005 was $ 153,540 (2004: $56,412).

The Company has paid to Bronx $102,360 representing 40% of revenues generated from the three card games software for the three month period ended March 31, 2005 (2004: $37,608).

For the three month period ended March 31, 2005, Kalpakian Bros. of B.C. Ltd. was paid $45,000. (2004:$45,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. of B.C. Ltd. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd., in connection with performing its services. The Management Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007.  In the future, Bronx may either increase or decrease its’ investment in the Company.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)

Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s March 31, 2005 Interim (unaudited) Consolidated Financial Statements and the Company’s December 31, 2004 Annual (audited) Consolidated Financial Statements.

Capital Stock

100,000,000 common shares without par value

    5,000,000 preferred shares

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at April 28, 2005	79,129,678	Nil	N/A	N/A
Stock Options	10,184,592	Nil	$0.12 to 0.44	Feb 5/06 to June 1/07
Brokers’ Warrants	90,000	Nil	0.10	Oct 31/06
Warrants	6,850,000	Nil	$0.20 to $0.25	Oct 31/06 to Jan 7/07
Fully Diluted as at April 28, 2005	96,254,270	Nil	N/A	N/A

Subsequent Events to the three month period ended March 31, 2005, and up to April 28, 2005.

In respect to the Loan Agreement with International Interactive Ventures (“Interactive”), on March 15, 2005, the Company fully repaid the Loan to Interactive.  On April 15, 2005, as consideration for the early repayment of the Loan on March 15, 2005 by the Company, Interactive has cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

The Company has entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc., and CIBC World Markets Inc., and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts ("Subscription Receipts") for gross proceeds of $8,000,200 (the “Offering”).  Pursuant to the Offering, the Company will issue 12,308,000 Subscription Receipts at a price of $0.65 per Subscription Receipt.  The Underwriters will also have the option to purchase up to an additional 3,077,000 Subscription Receipts on identical terms from the Company.

Each Subscription Receipt is exercisable into one unit (a “Unit”) of the Company.  Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $1.00 for 24 months following the closing of the Offering.

The proceeds of the Offering, exclusive of the proceeds from the sale of 2,497,100 Subscription Receipts, will be held in escrow pending the receipt of the certificate of articles of amendment of the Company providing for an increase in the authorized capital of the Company to a number of Common Shares sufficient to permit the issuance of all of the underlying Common Shares.

The proceeds from the Offering will be used to fund the Company’s continued growth, to expand sales and marketing initiatives, for potential acquisitions by the Company, and for general working capital purposes.

Completion of the private placement is subject to receipt of all required regulatory and other approvals, including the approval of the TSX Venture Exchange.  It is anticipated that the private placement will close on or about May 12, 2005, (the “Closing Date”).

In respect to this financing, the directors and officers of the Company have consented to execute and deliver written undertakings, in favour of the underwriters, agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned, directly or indirectly, by the Company’s directors and officers for a period of 120 days following the Closing Date without the prior written consent of the lead underwriter.

Additionally and concurrently, the Company has entered into a non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300, on the same terms as the Offering.  A finder’s fee of 6.75% will be payable to an arm’s length party through the issuance of the Company’s Common Shares.  This transaction is subject to TSX Venture Exchange approval and shareholder approval and is expected to close on July 14, 2005.

A total of 345,000 stock options were exercised subsequent to the three month period ended March 31, 2005 at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $56,250.

Subsequent to the three month period ended March 31, 2005, a total of 200,000 warrants were exercised at an exercise price of $0.20 per common share for total proceeds to the Company of $40,000.

Outlook

Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games, shall continue to enjoy high growth.

At the time of this filing, the Company is experiencing the continuation of a positive increase in revenues which Management expects will be reflected in the Company’s 2005, second quarter results.  Barring any unforeseen events, Management is cautiously optimistic that the Company’s operating results will continue to improve throughout the year.

Despite these improvements, the Company’s main objective is to expand the marketing of its core product. Management strongly believes it has a solid marketing plan that can increase traffic and revenue through proven marketing medians.

The Company has commenced an aggressive marketing campaign which has started to produce positive results.  Management is of the opinion that with the continuation of such an aggressive marketing campaign, there is a good possibility that the Company shall increase its market share and thus advance to the next level of its growth.

Management also believes that the recently announced “Bought deal” financing will allow for this growth to be attained at a much quicker rate through an even more ambitious, but carefully planned, marketing campaign and/or a potential acquisition.

More importantly, as the Company moves forward, the foundation is in place to continue to build the Company towards being a recognized leading entertainment provider and operator.

Furthermore, the Company is experiencing a strong interest by online Sports books and Casinos to license its software. This recent interest is being enjoyed by the Company as a direct result of the growing “critical mass” within the Action Poker Network which is just recently being recognized by potential licensees.  In this regard, Management expects that during the year, the Company shall be able to add new licensees to its existing ones, thus contributing more meaningful revenues for the Company.

As well, Management expects that the planned launching of its online casino (Black Jack, Slots, etc.) will add further to its revenues. Upon launching, the Company will leverage its large database to also allow players to play casino games. It is anticipated that many ‘demo’ or ‘play money’ poker players who are reluctant to wager real money by playing poker against other people will feel comfortable enough to wager real money when playing  Black Jack or Slots on their own. Since the Company already has the database to market to this potential client base, it is expected that the results from these players should be favourable.